SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SMX (Security Matter) Public Limited Company
(Name of Issuer)

Ordinary Shares, $0.0001 per share
(Title of Class of Securities)

G8267K109
(CUSIP Number)

June 27, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8267K109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

3,144,444 Ordinary Shares (1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		3,144,444 Ordinary Shares (1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,144,444 Ordinary Shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4% (2)(3)
12	TYPE OF REPORTING PERSON
FI (4)

(1)	David Feldman and Joel Arber are both the directors of L1 Capital Global Opportunities Master Fund Ltd. As such they each individually have sole dispositive and voting power.
(2)	The total number of shares owned by L1 Capital Global Opportunities Master Fund Ltd. includes 3,144,444 Ordinary Shares. It does not include 1,300,000 pre funded warrants, each exercisable for one ordinary share, 4,444,444 shares of Warrant A to subscribe to one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in the offering), and 4,444,444 shares of Warrant B to subscribe to one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in the offering). The pre funded warrants, the Warrant A and Warrant B are subject to a 9.99% beneficial ownership limitations.
(3)	Based on 37,382,225 Ordinary Shares outstanding upon closing of an offering as reported in the Issuer’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on June 22, 2023.
(4)	The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b), other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. G8267K109	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

SMX (Security Matters) Public Limited Company

(b)	Address of Issuer:

Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland

Item 2. Identity and Background.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship or Place of Organization:

Cayman Islands

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share.

(e)	CUSIP Number:

G8267K109

Item 3.

Not applicable.

CUSIP No. G8267K109	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 37,382,225 Ordinary Shares outstanding upon closing of an offering as reported in the Issuer’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on June 22, 2023.

(c)	David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund Ltd. As such, L1 Capital Global Opportunities Master Fund Ltd, Mr. Feldman and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 3,144,444 Ordinary Shares. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such shares, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

(d)	The total number of shares owned by L1 Capital Global Opportunities Master Funds Ltd. includes 3,144,444 Ordinary Shares. It does not include 1,300,000 pre funded warrants, each exercisable for one ordinary share, 4,444,444 shares of Warrant A to subscribe to one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in the offering), and 4,444,444 shares of Warrant B to subscribe to one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in the offering). The pre funded warrants, the Warrant A and Warrant B are subject to a 9.99% beneficial ownership limitations.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. G8267K109	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund Ltd.

June 29, 2023	By:	/s/ David Feldman
David Feldman, Director